

Mail Stop 4720

July 8, 2016

Eric Sherbet
General Counsel and Secretary
Patheon N.V.
111 Speen St, Suite 550
Framingham, MA 01701

> **Re:** **Patheon N.V.**
> **Registration Statement on Form S-1**
> **Response dated July 5, 2016**
> **File No. 333-204789**

Dear Mr. Sherbet:

We have reviewed your July 5, 2016 response to our comment letter on your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Results of Operations
Selected Quarterly Information, page 63

1. We acknowledge your response to our prior comment 1. Revise your disclosure to provide similar information to what you provided in your response. In addition, please address the following comments in the way of revised disclosure:
   - Provide, for each period presented, the amount of pre-tax adjustments that you have applied a zero effective tax rate in Adjusted Net Income.
   - Clarify what you mean by "…and the adjustments were not material to the timing of a valuation reserve reversal."
   - Disclose what discrete tax items for the periods ended October 31, 2015 and April 30, 2016 specifically relate to and quantify the amounts for each item.

Patheon N.V.
Notes to Consolidated Financial Statements
October 31, 2015, 2014 and 2013
18. Subsequent Event, page F-103

2.   We acknowledge your response to our prior comment 3. In May 2015, you issued the Senior PIK Toggle Notes and used the proceeds to pay an approximately $538 million dividend to your shareholders. This dividend appears to be in contemplation of your initial public offering, which you filed on June 8, 2015 and in which you have designated use of proceeds for the repayment of the Notes. As such, ensure that your pro forma per share data gives effect to the number of shares whose proceeds will be used to repay the Notes given that those proceeds effectively represent the payment of the dividend. Refer to SAB Topic 1.B.3.

        You may contact Sasha Parikh at 202-551-3627 or James Rosenberg, Senior Assistant Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

                                        Sincerely,

                                        /s/ Joseph McCann for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Andrea Nicolas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP